January 10, 2008

Mr. H. Christopher Owings

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:          Response to SEC Review Letter dated December 28, 2007

Dear Mr. Owings:

On January 10, 2008, I spoke via telephone with Mara Ransom, Legal Branch Chief, concerning our Company’s plan to respond to the Proxy Statement review letter referenced above.  It is our plan to respond within 10 business days of our regularly scheduled meeting of the Compensation Committee of the Board of Directors.  This meeting will occur on January 30, 2008.

Please contact me at 417-625-4222 should you have any questions or concerns.  Thank you for your consideration.

Sincerely,

By:	/s/ Dale Harrington
Dale Harrington
Assistant Director of Human Resources
The Empire District Electric Company

THE EMPIRE DISTRICT ELECTRIC COMPANY • 602 JOPLIN STREET • JOPLIN, MISSOURI 64802
• 417-625-5100 • FAX: 417-625-5169 • www.empiredistrict.com